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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of    March, 2003

Commission File Number __________________________________________

Royal Standard Minerals Inc
(Translation of registrant's name into English)

3258 Mob Neck Road, Heathsville, Virginia 22473
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc. (Registrant)
/s/ ROLAND M. LARSEN By:___________________________ Roland M. Larsen President

Date     March 31, 2003

* Print the name and title of the signing officer under his signature.

REVIEW AND EVALUATION

OF THE

GOLD WEDGE PROJECT

NYE COUNTY, NEVADA

TECHNICAL REPORT

Prepared for

Royal Standard Minerals, Inc.

1311 North McCarran Blvd., Suite 105

Sparks, Nevada 89431

March 06, 2003

By

James W. Ashton, P.E.

Table of Contents

1.0 SUMMARY *

2.0 INTRODUCTION AND TERMS OF REFERENCE *

3.0 DISCLAIMER *

4.0 PROPERTY LOCATION AND DESCRIPTION *

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND
PHYSIOGRAPHY *

6.0 HISTORY *

7.0 GEOLOGICAL SETTING *

8.0 DEPOSIT TYPES *

8.1 Stratigraphic Controls of the Gold Wedge Deposit *

8.2 Structural Controls of the Gold Wedge Deposit *

9.0 CALDERA MARGIN *

9.1 Alteration *

10.0 MINERALIZATION *

11.0 EXPLORATION *

12.0 DRILLING *

13.0 SAMPLING METHOD AND APPROACH *

14.0 SAMPLE PREPARATION, ANALYSIS AND SECURITY *

15.0 DATA VERIFICATION *

16.0 ADJACENT PROPERTIES *

17.0 MINERAL PROCESSING AND METALLURGICAL TESTING *

18.0 MINERAL RESOURCE ESTIMATE *

18.1 Gold Wedge Mineral Project *

18.2 Database Integrity *

18.3 Geological Interpretation *

18.4 Estimation and Modeling Techniques *

18.5 T. D. Master Estimate: *

18.6 L.D. Martin Estimate: *

18.7 J.W. Ashton Estimate: *

18.8 High Assay Values *

18.9 Bulk Density *

18.10 Comparison of Estimates *

18.11 Confidence *

19.0 POSSIBLE EXTERNAL AFFECTS ON ESTIMATED RESOURCES *

20.0 INITIAL MINING AND PROCESSING PLANS *

20.1 Underground Bulk Sample: *

20.2 Mineral Processing Plant and Pilot Plant Design: *

21.0 OTHER RELEVANT DATA AND INFORMATION *

22.0 CONCLUSIONS AND RECOMMENDATIONS *

23.0 REFERENCES *

24.0 DATE AND SIGNED BY *

25.0 PLATES *

List of Illustrations (Figures)

Figure #

Figure 1 Location Map of Gold Wedge Project, Nye County, Nevada

Figure 2 Royal Standard Minerals Inc. Land Ownership of the Gold Wedge Project

Figure 3 Central Nevada Caldera Trend and Manhattan Mining District

Figure 3a Cross Section of Deposit Types in the Manhattan-Round Mountain Area

Figure 4,4a,4b Geology of the Open Pit Mine Area South of the Gold Wedge Deposit

Figure 5 Longitudinal Cross Section of the Gold Wedge Deposit with Stratigraphic
Controls of Mineralization

             and Proposed
Decline Construction

Figure 6 Plan View of Drill Holes

Figure 7,7a Gold Wedge Plan Map of the Geology, Resource Blocks, Drill Hole Locations
with Mineralized Intervals and the

Decline Plan

Plate #1 Aerial Photo showing property and surroundings

List of Tables

Table #

Table 1 Resource Comparison

Table 2 Description of Royal Standard Minerals Inc.’s Land Holdings, Gold Wedge
Property

Table 3 Gold Wedge Stratigraphic Section

Table 4 Gold Wedge High-Grade Samples

Table 5 Drill hole Collar Information

Table 6 Gold Wedge Project Development Budget

1.0 SUMMARY

The author was requested by Royal Standard Minerals Inc. (RSM) to perform an independent review and evaluation of their Gold Wedge Project located in Nye
County Nevada, USA. The report guidelines conform to the standards of disclosure for mineral projects under National Instrument 43-101. The author completed a detailed review of the known geological information, property databases maintained by RSM, resource calculations carried out for the project, the proposed decline and plant construction and permit status for the project. The information and conclusions presented in this report justify the planned construction of an underground decline to acquire a bulk sample for metallurgical and process testing. The information gained from such a program would provide detailed geological data, mining data and processing data required in order to complete a feasibility study for the Project. The following technical report is based upon this evaluation and intended for use by RSM to complete an AIF filing and for further financing.

I, James Ashton, the qualified author of this report have reviewed all available drilling and analytical data and the resource calculations, and believe that the
Gold Wedge Deposit resource is overstated by manual estimation methods. Based on the three resource estimates completed for the project, I believe that a reasonable estimated resource is closer to 220,000 tons at an average grade of 0.31 Au oz/ton for the measured resource and 110,000 tons at an average grade of 0.31 Au oz/ton for the indicated
category. This estimate, given its greater tonnage, appears to correlate with historic production from the Gold Metals Mine near the center of the resource area where a high-grade area processed 9,400 tons at an estimated recovered grade of 0.292 Au oz/ton
($32/au ounce) (Kral, 1951, p119). The author believes there is sufficient information and confidence to justify the next phase of evaluation that is the preparation of a feasibility study based on the mining and processing of a bulk sample. The resource estimated by myself is more restrictive with the grade boundaries and can be considered a conservative resource estimate. The author has made no attempt at an economic projection in this report and only briefly comments on costs used by RSM realizing they are considered "conceptual" and contain inadequate metallurgical data, mining costs and processing costs for use as reserve projections.

The majority of the Project’s gold resource lies on claims leased from a private claim owner. RSM has staked additional claims on the extensions of the resource where there is good potential to increase the resource. An additional patented claim was purchased by RSM for the purpose of locating the mine and processing facilities.
In anticipation of funding, a bulk-sampling plan and proposed process facility design and layout have been completed. A number of required permits are needed before work can begin on the decline and pilot plant. The critical environmental permits have either been approved or are nearing the final approval expected in late-March 2003. The application for water resources has been submitted and is in the approval process expected to take another three months.

The known gold resource of the Gold Wedge Project occurs in a steeply dipping north trending fault zone crosscutting limestone and siltstone beds. This fault zone intersects the Manhattan caldera margin where additional crosscutting mineralized faults create fault intersection areas suitable for high-grade gold deposition. Surface exploration drilling has delineated 2,500 feet of the north trending mineralized fault zone and projects the zone to be plunging north into an untested area along the caldera margin. A segment of this mineralized fault zone, 1,100 feet in length, occurs on RSM Land and has been delineated by 48 reverse circulation drill holes and six (6) diamond drill core holes. There are currently 20 additional holes permitted for drilling from the surface to confirm and upgrade the known resource and complete condemnation drilling for the proposed decline and facility site. Drilling and assaying carried out to date appear to have been completed to accepted industry standards. The Project’s database however, is missing some logs and assay certificates needed to verify results and aid in the geologic interpretation. The author believes the data, taken as is, provides enough plausible information to estimate a realistic mineral resource. Additional delineation and confirmation drilling of this resource is recommended from both underground and surface.
Surface exploration drilling for deep extensions should also be completed to potentially enhance the project. All surface drilling should use a center return hammer bit to eliminate the possibility of down-hole contamination below the water table. Diamond drill coring is not recommended for grade determination because there are indication that the poorly cemented gold is washed out of the open fractures by the high pressure water required to clean the cuttings from the face of the drill bit.

The author’s main attention was to evaluate the various resource estimates with particular attention to the measured and indicated categories. The first resource was estimated by T. D. Master and was considered preliminary due to the lack of detailed geology with which to use as a basis. This was a manual resource estimate whereby
Mr. Master outlined boundaries based on a rough breakeven cutoff grade of 0.15 Au oz/ton and his knowledge of the geology and mineralized structure. The grade from this estimate is believed to be overstated due to over-extended influence of several high-grade samples and, to a minor extent, over estimation of tonnage in these high-grade areas. The author was then asked to estimate a resource using geostatistical methods from which a comparison could be made and confidence intervals determined. Basically the same boundaries were used with modifications. The model was more detailed as sections were developed every ten feet throughout the area of interest with mineral boundaries interpreted on each. In this model, the boundaries were not strictly held to the 0.15 opt cutoff but were more flexible and allowed lower grade intercepts to be included. Also, an influence restriction of 20 feet was placed on all assays greater than 1.0 Au oz/ton. Kriging was used to estimate the resource, which resulted in a much lower estimate than Mr. Master’s. The next resource estimate was by Mr. L.G. Martin, a consulting geologist. Mr. Martin, with help from Mr. Master, expanded on the geological interpretation and developed new mineral boundaries. Mr. Martin’s measured resource was relatively easy to follow how it was estimated, however, the indicated resource was inconsistent and appeared to go beyond the available data. The sections Mr. Martin used were spaced every one hundred (100) feet, which seemed to cause the measured zone to be larger than it actually is. Mr.
Martin’s resulting estimate, in the author’s opinion, has somewhat overstated
the measured tonnage. His average grade however does seem reasonable. The author felt that the measured category of the two manual estimates were similar enough to his measured and indicated categories to warrant a comparison and thus make some conclusions. The following
Table 1 shows the comparison.

TABLE 1 – RESOURCE COMPARISON

Estimate Description
Cutoff (opt)
Tons
Grade (opt)
Ounces

     Measured
Category

T.D. Master Manual
0.15
211,800
0.494
104,630

Martin Manual
0.10
280,030
0.313
87,650

Ashton Kriged w/restriction
0.10
218,950
0.243
53,200

     Ashton Kriged w/o
restriction
0.10
220,610
0.333
73,460

Based on this table and all the work that went into each estimate, the author felt reasonably assured to believe that the measured resource is in the neighborhood of 220,000 tons at 0.310 Au oz/ton and that the indicated resource is half the measured or 110,000 tons at 0.310 Au oz/ton. The author recommends that the estimated resource be updated using the new geologic interpretation and incorporating more detail
(e.g. closer spaced sections).

The author also calculated confidence intervals for the high-grade boundary based on the samples within the boundary. This resulted in a 95 % confidence interval of minus 24% to plus 41%. In other words, the actual value will fall within the limit of 24% less than the estimate to greater than 41% of the estimate 95% of the time, based on the data used for this estimate. These confidence intervals apply to the estimated grade only and not to the tonnage, which is based more on geologic certainty.
Both T. D. Master and L. G. Martin indicated that given the strength, continuity and historical production from this structure, they could strongly support the projection of assays from one section toward the next section for at least 50 feet (Mining Engineering
Handbook, 1973, Section 32 and McKinstry, 1949). In reviewing the confidence limits, there is some associated risk due to uncertainty, which are not unexpected in high-grade gold deposits. The uncertainty can only be decreased through additional drilling. The proposed drilling plan has the potential to statistically reduce the uncertainty by 24% while increasing the measured resource by 65,000 tons or 26,000 ounces.

Drilling density and resource delineation to date is adequate to justify the cost of driving a decline into the deposit and collect and process a bulk sample. RSM has estimated a budget of US$2,904,000 for the decline, bulk sample, testing and construction of the process plant. The plan is reasonable but should be completed in conjunction with drilling to confirm the critical high-grade areas. Using the following hypothetical situation where operating costs per ton processed are $75, the resource is
250,000 tons, capital expenditure is $3,500,000 and gold price is $350 per ounce, the average grade of the resource needed to breakeven would be 0.255 Au oz/ton. This situation is conceptual in nature and is intended to demonstrate in a broad sense that the estimated resource contains the gold grade necessary to make a viable project.

The land holdings surrounding the Gold Wedge Project have been surveyed for royalty determination purposes. RSM currently has a 2.0% NSR royalty obligation that can be purchased for US$200,000. This purchase option may be exercised prior to any full production decision. The Project’s land holdings have been properly filed with all title payments currently paid. Holding costs, buyout costs and royalties are extremely low and have little impact on the project’s economics.

The Water Pollution Control Permit and Reclamation Bond application for the Gold Wedge Project have been filed with the State of Nevada, Department of
Environmental Protection (NDEP) by Dyer Engineering CPE # 8766. Approval of the necessary permits to begin driving the decline is anticipated by late-March, 2003. A modest reclamation bond of US$118,725 has been determined by Dyer Engineering to be executable and is part of the development budget. NDEP has approved the reclamation bond permit, while the Water Pollution Control Permit is in the public comment period and is expected to be issued in late-March, 2003. The author has reviewed the permits and finds them very acceptable.

2.0 INTRODUCTION AND TERMS OF REFERENCE

At the request of Royal Standard Minerals, Inc., (RSM) a review and evaluation of work completed thus far for their Gold Wedge project (project) was undertaken. The author completed a preliminary resource estimate for the project in
February 2002. Since the February 2002 report was completed, work has progressed on a number of topics. These include an updated geologic interpretation, a manual resource calculation based on the new interpretation, preliminary underground development plans and cost estimates and the preliminary design of a gravity recovery plant and facilities.
Also, work on environmental permitting has resulted in the approval of the project’s
Reclamation Permit and the Water Pollution Control Permit is in the 30-day public comment stage.

Sources of information and data for this report were from a technical report "An Evaluation of the Gold Wedge Property, Nye County, Nevada"
co-authored by Mr. Roger C. Steininger, Ph.D. and Timothy D. Master, M.Sc., January 7,
2003, Volumes I and II (Steininger January 2003). Additional and clarification of information was also acquired through conversations with Mr. Master. Information sources in the above-sited report were used in the current review and include private reports by
RSM and various other technical reports produced by consultants at the request of RSM along with unrestricted files acquired by RSM from Freeport Exploration (AngloGold U.S.A.
Exploration Inc.), Crown Resources, New Concepts Mining, Sunshine Mining and Royal Gold
Inc., and published and unpublished papers listed in the Reference Section.

Located in the historic Manhattan Mining District one half-mile form the town of Manhattan in Nye County, Nevada the Gold Wedge Project controls approximately
520 acres. A total of 38 unpatented claims and one patented claim, which cover the potential resource area, have been surveyed by a Professional Land Surveyor and Legal council, Ross E. de Lipkau, completed a title opinion of public records confirming clear title to the Gold Wedge Property by RSM.

This technical review and evaluation of the Gold Wedge property for
RSM’s subsidiary company, Manhattan Mining Co. (MMC), RSM’s current operating company in Nevada, may be used to provide additional investor support for further funding of RSM’s future development plans. These plans include additional surface and underground development drilling, the driving of a 12’ X 13’ decline in order to obtain a bulk sample and geotechnical data, the construction of a pilot plant to test alternative processing techniques and the completion of a feasibility study. This report describes the gold resources that may become economically mineable reserves, subject to favorable results from the drilling, bulk sampling and processing programs proposed.

The author of this report recently visited the Property on February 19,
2003. He first visited the property in 1986 while working for Tenneco Minerals and was asked to help with the ore control at the Manhattan Mine Project. During the most recent visit, the author found several landmarks, drill hole locations and claim stakes confirming the property layout as presented. The author has not been involved in any field investigations concerning this property.

3.0 DISCLAIMER

The author believes, based on his knowledge of the companies and one report by New Concepts Mining (Berry, 1997), that the companies involved with this project are all reputable. They appear to have used industry standard methods, reputable labs and professional employees to gather and process the factual data on which this report is partially based. The author however, cannot warrant or guarantee that there are no errors or as to the accuracy of the drill data, gathered fifteen to twenty years ago, used to formulate conclusions. The author evaluated the drill data using his professional experience with this type of gold deposit and used caution where appropriate in reviewing the geological framework, historic studies, permit applications and resource estimates to formulate conclusions. The author has relied on other experts who have reported on the geology of the district and project and makes no judgment on their conclusions or interpretations. Portions of this report rely on data and interpretations provided by RSM and were used with permission from Dr. Steininger and Mr. Master.

4.0 PROPERTY LOCATION AND DESCRIPTION

Location

The Gold Wedge Project is located in the Manhattan Mining District, section 18, T8N, R43E, Mount Diablo Meridian, 1/2 mile west of the town of Manhattan in
Nye County, Nevada, (Figure 1). Located within the southern Toquima Range of central
Nevada, the elevation ranges from 6,800 feet to 7,800 feet. The topography is gently rising to rolling and ruggedly steep along the north-south trending mountain range. The resource occurs under a gravel covered dry drainage valley north of paved highway 377. The town of Tonopah is 50 miles south of the deposit and is considered the most favorable location for accommodations. Tonopah is also the county seat for Nye County.

Permits and Environmental Liabilities

Documents for the Water Pollution Control Permit and Reclamation
Permits were submitted to the Nevada Department of Environmental Protection (NDEP) and
have been approved. The NDEP made the decision to approve and issue the Reclamation Permit
#0211 on February 4, 2003. Subject to the 30-day public comment period, the issuance of the Water Pollution Control Permit will be finalized in late March 2003. An application to appropriate public waters has been submitted to the State Engineer and no problems are expected for this permit. There are no federal permits required because all surface disturbance is restricted to the patented claim and the operation will contain a zero discharge process facility. Other State and County permits will be required such as a county use permit, building permit, sanitary landfill permit, air quality permit, artificial pond permit, and MSHA permits. RSM has stated that the project area is free of any existing environmental liabilities or encumbrances and foresees no problem with obtaining any remaining permits. A water monitoring well has been constructed and water sample results have given no indication of concern.

FIGURE 1 – LOACATION MAP

Source: RSM 2003

Description of RSM Land Holdings

The land position controlled by RSM on the Gold Wedge Project Area is shown on Figure 2 and listed in Table 2 below.

Table 2

Claim Name

Claim Type
    BLM Serial #s
or patent #

Gold Wedge
unpatented
NMC 96294 –

Gold Wedge 1-3
"
96297

Orphant
patent
4095

GW1-34
unpatented
    NMC 826458 – 826460, 824432 – 824436,826461 –
826476, 829859 – 829863, 834113 - 824114

    Location of Claims
(Type of Control)

# of Claims/Acres/Owner

Importance To Development

    Gold Wedge Deposit (Option to Purchase
100% for $200,000.)
    4 claims / 50 acres / Hill

    90% of known measured deposit and most of known
    indicated deposit, 3%
NSR, 5-year lease term, renewable

    North Plunge of Gold Wedge Deposit
    and 1.5 miles of Mineralized  Caldera
Margin Trend (RSM owns 100% of Unpatented Claims)
    34 claims / 450 acres / RSM

    Largest deep inferred and unexplored
    mineralized caldera margin

    South End Of Gold Wedge Deposit and
    East Caldera Margin Trend (RSM owns
    100% of Patent Claim)

    1 claim / 20.03 acres / RSM
    (Orphant Patent)

    Approximately 5% of known deposit,
    Private Land for Decline and Plant  Site, and 1,500 feet of mineralized caldera trend; facility site plan, 1% NSR

Wm. Michael Donovan Jr., Professional Land Surveyor #2617, surveyed the land holdings in the immediate vicinity of the deposit to determine the exact land boundaries in relation to the gold deposit. These boundary locations will be used for determining royalty allocation should production occur (see Plate 1). RSM currently has a
2.0% NSR royalty obligation that can be purchased for US$200,000. This purchase option may be exercised prior to any full production decision. The Project’s land holdings have been properly filed with all title payments currently paid. Holding costs, buyout costs and royalties are low and have little impact on the project’s economics. Legal council, Ross E. de Lipkau, completed a title opinion of public records confirming RSM has clear title to the Gold Wedge Property.

FIGURE 2 – LAND OWNERSHIP

Source: RSM 2003

Royal Standard Minerals
Gold Wedge Project
Manhattan Mining District, NV

Round Mountain Mine
9,000,000 Oz Au
Pzs
Manhattan caldera
Manhattan District

Manhattan caldera
RSM Land
Jasperoids
OTl
Caldera Margin
Gold Wedge Deposit
Ordovician Zanzibar limestone
RSM Land
Manhattan Fault
0'
1200'
2400'

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES,
INFRASTRUCTURE AND PHYSIOGRAPHY

The Gold Wedge Project is just north and adjacent to paved highway 377 and is situated in the Big Smokey Valley at an elevation of 6820 feet. The topography is gently rising to rolling and rugedly steep along the north-south trending mountains.
Sagebrush and juniper and pinion pines grow on the project area. The town of Manhattan is
1/2 mile from the project and has a population of 62 residents. The town enjoys two bars, a community library, a U.S. Post Office and a well-equipped volunteer fire department. The small towns of Hadley and Carvers are twenty and twenty-seven miles from the project respectively. The large Round Mountain Mine (Barrick/Newmont) is located 24 miles away.
Agriculture, ranching and mining with a strong source of talented labor support the area.
There are equipment and construction contractors in Manhattan and the general area. The winters can be cold and summers hot with little annual rainfall. Any potential mining operations would be operated on a year around basis.

Electrical power is available from the town and a power line crosses the property. Water rights have been applied for and it is expected that water from dewatering operations will provide much of the required water for the project. A backup well will be available for additional water if needed. The water use permits have been applied for and are expected to be issued during construction of the decline. RSM has secured sufficient land and mineral rights for mining the Gold Wedge deposit and constructing facilities for processing the ore as planned.

6.0 HISTORY

The first located mining claim in the Manhattan District was filed in
1905 on what would be referred to as the Reliance Mine, a short distance to the southeast of the current Gold Wedge property. The Reliance Mine was located on the Little Grey fault, which is synonymous with what RSM calls, the Reliance Fault. The majority of production from the Reliance Mine was between 1932 and 1941 with estimated production of
59,108 tons at a recovered grade of 0.435 Au oz/ton (Kral, 1951, p119). After this period, placer mining took place and much of the underground workings were flooded. The Gold
Metals Mine (a.k.a. Sullivan Mine), located near the center of the Gold Wedge resource area, was mined from the early 1930’s to the late 1940’s (Kral, 1951, pp119-120). The principal production occurred during 1935-1936 when 9,372 tons were mined at an estimated recovered grade of 0.292 Au oz/ton from the Gold Metals Shaft (Kral, 1951,
p119). M. D. Draper in a 1930 evaluation of the mine wrote the following: "Sampling of this larger ore body shows it to be 90 feet long and with the present northern limit not yet reached. The vein is widening towards the north. The average value as sampled is
$30.15 per ton and the average width is 5.0 feet" (Draper, 1930). Prior to 1967, district wide production from both lode and placer deposits is estimated at 330,000 Au ounces (Kleinhampl and Ziony, 1984). From 1974 to 1990 and estimated 236,000 au ounces were mined from the Manhattan mine by various owners (Tenneco, 1986, Maddry, 1988 and
Berry, 1997).

The Gold Wedge resource area has a history of being mined by both underground and placer methods. More recently, the underground potential has been considered for development by such companies as Freeport Exploration, Echo Bay Mines,
Sunshine Mining, Crown Resources and New Concepts Mining. Freeport Exploration drilled 26 reverse circulation (RC) holes between 1983 and 1985 in the resource area. Sunshine Mining was the most aggressive toward development of the project and during 1986, negotiated a mine plan and work commitment of $1,500,000, over three years, to earn 45% interest from
Freeport Exploration. Sunshine Mining drilled a number of RC and core holes however, RSM has not been able to locate the collar coordinates. RSM does however have the assays and logs for each hole. The high holding costs, higher priority toward other projects and inconclusive core drilling results, tests seemed to show that the drilling water washed out the loosely held gold in the fractures, added to Sunshine’s decision not to continue with the joint venture. Both Sunshine and Freeport returned the property back to the claim holders in 1989. The project was then leased to Crown Resources Corporation
(CRC) in 1990 who drilled seven RC holes and six core holes, in the resource area. Crown
Resources did not pursue additional work beyond the drilling and the completion of a resource estimate by Western Services Engineering in 1992. In 1995, the project was subleased to New Concepts Mining (NCM), a California based company who drilled an additional 15 RC holes in the resource area. Both CRC and NCM completed a number of internal resource calculations, which ranged from 674,000 ounces at an average grade of
0.20 ounces per ton (opt) using uncut grades (NCM), to 56,000 ounces at 0.06 opt grade by cutting all high grade values to a maximum of 0.25 opt (CRC).

The project was then sublet to Royal Gold in 1997 who continued with drilling several widely spaced drill holes to test for a larger tonnage deposit and in the process, possibly encountered a new zone of mineralization that still needs confirmation.
Management concerns regarding the potential for a large tonnage open pit deposit and the onerous terms of the option agreement as well as title issues at the time, discouraged
Royal Gold from further work (conversations with Mr. Steininger).

The Gold Wedge property became available in late 2000 when Crown
Resources and New Concepts Mining both dropped the project and released it back to the owners, the Hill Family. All additional surrounding unpatented claims were also dropped.
RSM acquired the property from the Hill Family in 2001. This effort coincided with the staking of 34 lode claims surrounding the Hill Claims, which cover 1.5 miles of prospective mineralization along the caldera margin, and further consolidated the land position by acquiring a strategic patented claim within the project area. The 4 lode claims from the Hill Family captured the majority of the drill-indicated resource. In
November 2001, RSM completed the purchase of a patented claim from AngloGold. This purchase gave RSM the private land necessary for construction of surface facilities and the decline portal.

During July 2001, 40 unpatented and 4 patented lode claims were acquired from Anthony Selig, which cover adjacent and nearby mineralized areas not directly connected to the Gold Wedge Project. The Selig Claims have potential reserves both as lode and placer mineralization and will be investigated at a later date.

Royal Gold gave their data to RSM in late 2002, which identified new mineralization west of the known resource area. However, none of the new data directly effected the Gold Wedge resource. Seven additional lode claims were staked on the various projected extensions of this mineralization.

During 2002, RSM contracted with independent consultants to evaluate the database and review the gold resource on the property. These efforts indicated that there was sufficient encouragement to go underground on this deposit as a means to further evaluate its potential economic viability. The Company has filed for the necessary permits to construct a decline to obtain a bulk sample from the deposit. An 5,000-ton sample is planned to be mined and tested in a pilot scale gravity separation plant. A water monitoring well was constructed in 2002 per permit requirements and water samples were taken. The drill cutting were also assayed for gold in five foot interval for the 300 foot length of the hole with encouraging results.

7.0 GEOLOGICAL SETTING

The Manhattan Mine District, although oriented east-west along the margin of the Manhattan Caldera, is part of a much larger scale north-south alignment of nested calderas, intrusives and volcanic centers starting at Northumberland to the north
and

trending south through Round Mountain, Manhattan and to Tonopah.
Numerous smaller deposits occur between these larger deposit areas and include Gold Hill,
Corcoran Canyon, and Midway. Round Mountain and Tonopah are hosted in Tertiary Volcanic rocks whereas Northumberland and Manhattan are hosted in Silurian - Cambrian Age limestone and siltstone. Mineralization at Round Mountain, Corcoran Canyon and Midway are known to transition into the underlying sedimentary rocks. At Round Mountain, the underlying
Cambrian Age Gold Hill Formation is strongly mineralized with gold, as it is in the
Manhattan District, (Figure 3, 3a).

It is believed that the Tertiary Age Caldera formation and volcanic centers indirectly control all of the deposits in the north-south trend. All of the deposits are dated from the earliest period of volcanism to somewhat later than the period of caldera development. Alteration in the Round Mountain Mine is dated at 25.5 Ma.,
Northumberland at 32 Ma, Tonopah at 16.9 - 19.6 Ma. and Manhattan area at 32 Ma and 16.5
Ma., with the gold deposition possibly sourced from the volcanic centers.

Age dating of various igneous rock types and alteration in the
Manhattan District indicates two periods of gold deposition slightly prior to and then following the development of the Manhattan Caldera. Unaltered rhyolite flow domes on
Fergus Hill within the Manhattan Caldera, 2.0 miles northwest of the Gold Wedge Deposit, are dated at 23.5-25.5 Ma. and are the youngest intrusions mapped in the caldera.
Alteration at the White Caps Mine in the east part of the district is dated at 32 Ma and the alteration in the Gold Wedge Deposit is dated at 16.5 Ma. The Pipe Spring Granite
Intrusions are dated at 80 Ma and are mostly unaltered and unmineralized except where crosscutting shear zones contain altered and mineralized andesite and latite dikes.
Unaltered crosscutting andesite and latite dikes are dated at 24.2 Ma in the Keystone Mine
Area and are possibly late intrusions from the caldera.

The N30W trending Reliance Fault Shear Zone hosting the Gold Wedge
Deposit appears to be an earlier fault developed prior to caldera formation. This fault cannot be traced into the intra-caldera flows north of the caldera margin and appears to merge with the caldera margin as it turns west under a mineralized jasperoid ridge called
Black Mammoth Ridge. Alteration occurs in the volcanic rocks along the caldera margin. The intersection of the Reliance Fault with the caldera margin is where the Gold Wedge Deposit contains the highest-grade mineralization. The Reliance Fault is possibly an older
"Walker Lane Type" strike slip fault that has become reactivated and mineralized at the margin of the caldera (Figure 3a).

FIGURE 3 – CENTRAL NEVADA CALDERA TREND

Source: RSM 2002

FIGURE 3a – GENERAL CROSS SECTION OF DEPOSIT

Source: Freeport Exploration, 1984

8.0 DEPOSIT TYPES

Manhattan District

Significant past lode production in the Manhattan District is confined to an east/ west trending mineralized package of Cambrian - Ordovician Age sedimentary rock five miles long and one mile wide, along the Manhattan Caldera margin. Significant placer production overlaps onto the lode deposits with the start of the major placer production occurring over the Gold Wedge Deposit and continuing west down Manhattan Gulch for approximately five miles. Several small historic underground mines are located on or in close proximity to the Gold Wedge Resource from which an estimated 28,500 gold ounces were produced. More recent production from the Manhattan mine open pits located to the southeast of the Gold Wedge Deposit is estimated at 236,000 ounces of gold at an average grade of 0.08 ounces per ton (Maddry, 1988). These open pit deposits were essentially vein deposits averaging 0.5 ounces gold per ton and greatly diluted by open pit mining. The third significant recorded production is from placer mining with 150,000 ounces of gold produced originating from the lode vein deposits up-drainage. There are numerous smaller underground mines that are estimated to have produced an additional 100,000 ounces of gold. The specimen gold character of these deposits commonly results in significant unreported gold production, probably in the 50,000 - 100,000 ounces range (Ferguson,
1924). It is estimated that 500,000 to 600,000 ounces of gold have been produced from the
Manhattan District (Kral, 1951). The recorded production from the RSM property holdings is estimated to be 40,000 ounces and are divided between lode and placer production (Kral,
1951).

8.1 Stratigraphic Controls of the Gold Wedge
Deposit

Mapped rock units in the Gold Wedge Deposit are grouped into two lithologic assemblages. The older quartzite-siltite-phyllite-argillite assemblage assigned to the Cambrian age Gold Hill Formation hosts the mineralization in the southern end of the deposit, which extends south into the Manhattan open pit (Figure 4). The overlying thin-bedded limestone assemblage, assigned to the Ordovician Age Zanzibar Limestone, hosts the majority of the deposit to the north. The Zanzibar Limestone assemblage grades upward into an interbedded sequence of micritic limestone-laminated calcareous siltstone-black chert-argillite, which is characteristic of a restricted basin, type deposition. The two stratigraphic assemblages of the Gold Hill and Zanzibar formations dip north at approximately 40 - 45 degrees. The mineralization crosscuts through the Gold Hill
Formation into the overlying Zanzibar Limestone along a steeply dipping fault zone and exhibits partial stratigraphic control by becoming more disseminated and higher grade in the limestone sequence. Evidence of this dissemination in the limestone is the massive jasperoid replacement at the surface on Black Mammoth Ridge, west and adjacent to the known deposit. This dissemination progresses upward through the Zanzibar Limestone into the overlying Ordovician age Toquima Limestone-Argillite and Quartzite. Drilling to date has restricted the high-grade mineralization (>0.15 opt) to within 20 feet of the fault margins. Lower grade mineralization is disseminated along bedding up to 200 feet from known mineralized faults, as shown in cross section P-P’ and in the cross sections
R,X,Yand Z, Appendix IV, Volume II, Steininger 2003. There has been no drilling in the overlying jasperoid of the Toquima Formation where the Reliance Fault Zone intersects the
Toquima Formation under Black Mammoth Ridge. The following Table 3 shows the stratigraphic column constructed from drill data across the Gold Wedge Deposit.

Table 3

Quaternary
Surface gravel
0 – 75 feet thick

Zanzibar Fm.
Gray Argillite/Siltstone
200+ feet thick
gold host

Zanzibar Fm.
Gray Argillaceous Ls.
100 feet thick
gold host

Zanzibar Fm.
Dark Gray Limestone
100-150 feet thick
major gold host

    Gold Hill Fm.

    Calcareous Phyllite
(green-pink, pyritic)

45-75 feet thick

minor gold host

    Gold Hill Fm.

    Brown siltite
(with thin ls.and qtzite)

200+ feet thick

minor gold host

    White Caps Ls.

    White sandy limestone

    40-60 feet thick

major gold host in the district

The White Caps Limestone occurs below the Gold Wedge Deposit and has not been drill tested in the Reliance Fault Zone under the deposit.

FIGURE 4

Source: Maddry, Coyle and Pettit, 1988

GEOLOGIC MAP OF THE MANHATTAN MINE AREA
MANHATTAN CALDERA
Gold Wedge
Ozl
Tv
Qal
Ozl
B'
A'
€gh
€ms
WEST PIT
MANHATTAN ANTIFORM
EAST PIT
WASTE DUMP
MILL SITE
B
A
0 500 1000ft
0 200 400m
SCALE
N
EXPLANATION
SYMBOLS
Contact, dotted where concealed
Fault, showing dip. Ball on down-thrown side; dotted where concealed.
Low-Angle Fault, sawteeth on upper plate.
Overturned Fold
Strike and dip of foliation.
ROCK UNITS
CENOZOIC
PALEOZOIC
Quaternary
Tertiary
Qal Alluvium
Tv Undivided volcanics
Ozl Zanzibar Limestone
€ms Mayflower Schist
€gh Gold Hill Formation

Geologic map of the Manhattan Mine area

8.2 Structural Controls of the Gold Wedge Deposit

Reliance Fault Zone

The structural preparation of the Gold Hill and Zanzibar Formations in the Gold Wedge deposit area is a broad anticline plunging northwest with the north limb of the fold dipping 40-45 degrees north and hosting the deposit. The limb of the anticline is also folded into a secondary anticline plunging north and is crosscut along the axis by a steeply dipping fault zone called the Reliance Fault. The mineralization in the Gold Wedge
Deposit occurs in the Reliance Fault Zone. The Reliance Fault Zone is the most continuous mineralized fault zone in the Manhattan District and is mapped by drilling and mining along 3,500 feet of strike length, starting at the north end of the Gold Wedge Deposit and continuing south through the Manhattan West Pit (Figures 4a & 4b). At the Gold Wedge
Deposit, the fault trends N30 degrees west and dips 75-80 degrees west and east. The overall dip of the fault zone is determined to be west, based on cross sections constructed through the deposit; however, Sunshine Mining, based on less drill control, interpreted the fault zone to be dipping approximately 80 degrees east. In any case, an underground decline plan will not be affected by the variable dips of the fault as long as a safe distance can be maintained to the east of the deposit and mining can be developed above and below the decline at a safe distance.

The Reliance Fault Zone contains more than one mineralized shear, although one continuous fault zone can be traced along the west side of the entire deposit for a distance of 1,000 feet. Vertical displacement in any one fault is small to moderate
(10 to 100 feet) based on correlation of the Zanzibar/Gold Hill contact across the deposit. East dipping mineralized shears within the fault zone have also been reported in shallow underground workings at the Gold Metals shaft. Secondary parallel shears east of the proven resource are mineralized and have not been delineated completely. Condemnation drilling for the decline is planned in the area east of the resource.

FIGURE 4a

Source: Maddry, Coyle and Petit, 1988

FIGURE 4b

West Pit Orebody

Dimensions of the West Pit orebody are 365 m x 90 m (1,200 ft x 300 ft) in plan. Figure 8 is an isopach map of the orebody derived from drill data through May 1986. The long axis of the orebody parallels the Little Grey fault. The orebody dips approximately 50 degrees to the southwest and is poorly tested at depths below 100 m (300 ft). Mineralization occurs within and on the hanging wall of the Little Grey fault. The main zone of the fault is 1.5 to 12 m (5 to 40 ft) wide, trends N10-30W degrees, and dips 45-65 degrees to the southwest. The dip angle of the Little Grey appears to decrease with depth. Hangingwall rocks consist of sandy phyllite with minor phyllite and marbles (Fig. 9), all of which uniformly dip 40-60 degrees to the southwest. Footwall rocks are also predominantly sandy phyllite, but are highly folded with axes trending N30-40W degrees, thus intersecting the Little Grey fault at an acute angle. Minor ore is present in footwall rocks.

Ore in the West Pit orebody tends to occur as lenses or "shoots" which are proximal to faults that seem to be parallel to the Little Grey fault. These lenses decrease in size and abundance laterally from the Little Grey fault.

Minor quantitites of ore occur in impure marble along the northwestern margin of the West Pit orebody. This ore occurs in favorable horizons, in particular, sandy marble that is up to 3 m (10 ft) thick, variably silicified, and iron stained. These horizons originate at faults which transect the marble. Evidently, hydrothermal solutions were able to move from these cross-cutting faults into, and preferentially along, chemically reactive beds of marble for distances of 30 m (100 ft) or more.

Elevation Feet
Meters
SW
C
WEST PIT OREBODY
ORE >.018 opf Au
NE
C'
2150
7000
6900
2100
6800
6700
2050
6600
2000
6500
6400
1950
6300
PLACER GRAVELS
COMPLETE OXIDATION
PARTIAL OXIDATION
FINAL PIT WALL
GOLD HILL FORMATION
LITTLE GREY FAULT
PARTIAL OXIDATION
0
25 Meters

Cross section C-C' of the West Pit orebody

Source: Maddry, Coyle and Pettit, 1988

9.0 CALDERA MARGIN

The caldera margin from Mustang Hill, 1,000 feet east of the Gold Wedge
Deposit to 2,000 feet west of the deposit is prospective for additional shallow and deep resources. At the north end of the deposit, the northwest trending caldera margin intersects the Reliance Fault at a low angle (Figure 2). This intersection contains the highest-grade zones of mineralization. Diamond drill hole SMH-6-88 (exact location unknown), drilled by Sunshine Mining, intersected 100 feet of tuffaceous breccia containing up to 0.344 opt gold in the mineralized intersection area, indicating that the volcanic rocks are also mineralized along the caldera wall, leaving the possibility for a
"Round Mountain-Type Gold Deposit" confined at depth along the caldera wall.
North South oriented cross sections show that mineralized Zanzibar Beds are step-faulted down into the caldera with the deposit continuing below current drill depths. The Reliance
Fault merges with the caldera margin under Black Mammoth Ridge, analogous to the Manhattan
Fault merging with the caldera margin under Mustang Hill. Mustang Hill at one time had a small high grade mine that is located on RSM Land Holdings.

9.1 Alteration

Alteration in the Gold Wedge Deposit is similar to the Manhattan West
Pit Deposit. The one primary difference is that late calcite flooding of open fractures has occurred in the Gold Wedge Deposit. This late calcite occurs with the highest-grade gold mineralization and also occurs in barren structures. This flooding has cemented many open fractures, improving the rock competency in the mineralized zone. Clay gouge is common in the shear zones and is also mineralized. There is little alteration of the wall rock. Adularia has been identified in the Manhattan Pit but has not been noted in drill core from Gold Wedge, although it is likely present. Flourite has been identified at Gold
Wedge as well as in the Manhattan West Pit. Small amounts of galena, chalcopyrite, arsenopyrite and sphalerite were identified in thin sections at Gold Wedge and have been seen in the Manhattan West Pit Deposit. Oxidation is present at all levels drilled in the
Gold Wedge Deposit. Silicification is veined and the higher gold values are not commonly found in the more intensely silicified zones. Quartz veining is white to gray and more abundant in the deeper mineralized zones. Limestone is altered to marble in the gold mineralization zone at Gold Wedge, similar to the north end of the West Pit Deposit. It is unclear whether a calcite-quartz transition occurs vertically in the gold zone of the Gold
Wedge Deposit. Green chlorite alteration is thought to be part of the regional metamorphism of the area.

10.0 MINERALIZATION

The main gold mineralization zone at Gold Wedge occurs over a known vertical range of 500 feet within the Reliance Fault Zone and plunges north into the caldera margin. The fault zone is approximately 100 feet wide and the gold resource occurs in multiple steeply dipping zones with true width of 4 to 20 feet within the fault zone.
The gold zones dip 70 degrees to vertical and crosscut the Ordovician age Zanzibar
Limestone on the north end of the deposit and the Cambrian Age Gold Hill Formation siltstone on the south end of the deposit. Shallower dipping mineralization from 45 –
70 degrees north occurs along the crosscutting caldera margin faults and Zanzibar limestone beds on the north end of the deposit. The majority of the known mineralization occurs in the Zanzibar Limestone. A deeper drill hole (GW-16) penetrating the north end of the deposit reveals that the gold mineralized zone continues below 700 feet depth. There are enough drill intercepts in the mineralized zone to conclude that the various zones are interconnected and can be followed continuously along 1,000 feet of strike length within the main structure. The gold/silver ratio is estimated at 1/1 to 2/1. The gold is 700 fineness and the grain size is 0.4mm or less based on panned drill cuttings and confirmed with thin section analysis of drill cuttings (Honea, 1987). There are very little other metals associated with the gold such as arsenic, mercury or antimony. The gold occurs as loose clusters of granular to crystalline aggregates attached to open fractures or cemented with quartz and calcite. The majority of the mineralization is oxidized although oxidation has little significance on the recovery of the loosely held gold.

11.0 EXPLORATION

The investigations performed on the Gold Wedge Property by RSM have dealt primarily with the acquisition and assembly of all existing data. RSM has completed confirmation work, which entailed mapping and sampling of outcrop on the resource area and confirmation of drill hole collar locations and property boundaries in the field. The survey work was completed during the years 2001 and 2002 under contract for RSM. One hole was drilled in 2002 as a water monitor well and was also used as an exploration test on the south end of the resource. This hole was drilled to a depth of 300 feet and intercepted 20 gpm water at 220 feet. The hole was assayed every five feet with anomalous values until the last intercept which assayed 0.12 Au oz/ton. The rock chip sampling of the silicified limestone beds extending west of the resource confirmed that replacement style mineralization does exist peripheral to the high-grade fault controlled mineralization. Bulk tonnage style mineralization as bedding replacement has also been encountered in one of Royal Gold’s drill holes, 300 feet west of the resource. The mapping of the stratigraphy and structure by Mr. Master and Mr. Martin, has identified possible extensions of mineralization below current drill depths and into the untested
White Caps Limestone below the currently defined gold resource. Exploration mapping along the caldera margin by Mr. Master has identified untested areas of silicification in the volcanic rocks inside the caldera, indicating the possibility of mineralization occurring in the underlying limestone of the Zanzibar Formation.

An updated detailed interpretation of the project geology from the drill hole logs has identified fault intersections in favorable host rocks that can be tested from surface and/or by underground drilling. The identification of the mineralized caldera margin faulting has added possible extensions of mineralization that can be explored by drilling from underground.

Based on this review of available information, the author has concluded that the drilling data generated on the Gold Wedge property by Freeport Exploration, Crown
Resources Corporation and New Concept Mining is of generally high quality and therefore reliable. In the opinion of the author, all described mapping, sampling and drilling procedures performed were standard and acceptable methods in use by the mining-exploration industry.

12.0 DRILLING

Four separate drilling contractors, which include Eklund, Lang, Rimrock and Boyles Brothers carried out the majority of the rotary-reverse circulation and diamond drilling on the resource area. Drift surveys were completed by DATADRIL, division of Smith
International Inc, on nine holes (See Table 5). These results were incorporated into the database and used in the resource calculations. Drill hole deviation was noticeable in several holes with deviations of from 10 feet to 22 feet in the mineralized zone. This minor deviation did not seem to cause problems during the geology and mineral boundary interpretation, however, future drilling should be surveyed. The reverse circulation drilling was completed with an interchange hammer that recovers the drill cuttings approximately 3 feet above the drill bit and transports the drill cuttings up the drill pipe to keep them from being contaminated with the wall rock. The majority of the drilling was angled across the Reliance Fault Zone to crosscut the fault zone at a high enough angle to test the entire zone. Sample interval was five feet for the reverse circulation drilling. This interval is believed to give the detail necessary to evaluate the deposit.
True thickness of mineralized zones was measured off the cross sections and most five-foot thick intervals were reduced to four feet. Visual inspection and results from core drilling show that most mineralized intervals were greater than five feet in width. The orientation of the mineralization has been well diagramed by the construction of cross sections that show the drill hole angles and directions have been oriented properly to measure true thickness and enable correlation of the mineralized zone along strike.

Dr. Steininger and Mr. Master recommend that any future surface drilling of this deposit should be completed with a center return hammer that recovers chip samples from the face of the drill bit and avoids the possibility of contamination of gold down the hole or washing of gold from the wall of the hole. The possibility of a problem with contamination is discussed further in the following section on sampling methodology.

13.0 SAMPLING METHOD AND APPROACH

New Concepts Mining describes in an internal report the sampling method they employed, which is similar to industry accepted methods (Berry and Willard, 1997).
Industry acceptable methods similar to that of NCM are assumed to have been used in prior drilling campaigns though this can not be verified. The standard sampling methodology employed for the reverse circulation holes was to split the drill cuttings from each five-foot interval as the cuttings are recovered from the drill hole. Approximately 88 pounds of cuttings were recovered from each five-foot interval of drilling and are passed through different types of splitters based on whether the sample was wet or dry. A dry splitter, called a Jones Splitter, was used for dry samples and a rotary "pie splitter" was used for the wet samples. Both splitters contain dividers that reduce the sample size to a representative fifteen pounds for transport and analysis. A total of
3,157 samples were analyzed from the drilling in the resource area with 91 samples greater than 0.15 ounces of gold per ton and 302 samples greater than 0.03 ounces of gold per ton.
The remaining 2,855 samples contain less than 0.03 ounces of gold per ton. The five-foot sample interval used is a typical length used in the industry and is not based on geology.

Limited drill records from Freeport indicate the occurrence of the normal problems associated with deep reverse-circulation drilling. Sample recovery appeared to be normal for the reverse circulation holes with little lost circulation problems and a sample was obtained from all intervals in the mineralized zones. The diamond drilling recovered an average of 80 percent of the sample in the mineralized zone based on sunshine drilling logs. Sunshine mining noted some washing away of the fine gold during core drilling, which possibly biased the samples toward a lower grade. No discussion of this problem was found from the Crown Resources core-drilling program.
Reverse circulation drilling below the water table can possibly contaminate the hole below any high-grade intercept by washing gold down the drill hole from this interval as drilling progresses. Several holes showed local indications of contamination, MH16, MH66 and MH72, and were more closely inspected. MH16 contained a thick zone of mineralization below a 15 feet thick zone that averaged 2.75 ounces of gold per ton. All the assays below this zone were eliminated from the drill hole database. Drill logs for MH66 describe possible contamination over a fifteen-foot interval. After inspection of the geology and correlation along strike the suspect interval was left in the database. The geology log and correlation with adjacent holes showed that MH72 was probably real and was thus left in the database. Due to the lack of geologic logs and driller’s reports for part of the data, the integrity of this data could not be verified. The database contains enough high-grade intervals with little to no gold below them, indicating that wide spread contamination has probably not occurred. There has been no drilling problems identified that would negatively impact the resource calculations.

An interesting sampling study conducted by New Concepts Mining on the last two holes of their drilling program (GW-15 and GW-16) indicated that sample grades were being biased low due to loss of fine gold in the sample overflow due to excess water.
These two hole were also the last holes drilled on the property. Following a suspected loss of gold due to sample overflow at the splitter, NCM decided to collect all of the sample and split the sample in half. All the water and clay fraction runoff for one split was collected while only the cuttings less the runoff for the other split was collected, the normal procedure. Each sample was then prepared at the lab and analyzed. The results showed consistently higher values from the sample with the runoff water and clay fraction versus the normal sample. This indicates the possibility that the resources grade and tonnage may be underestimated (Berry and Willard, 1997). Below is a table of samples within the high-grade boundary of the Gold Wedge deposit.

Table 4 – Gold Wedge High-Grade Samples

Sample
Est. True

Sample
Est. True

Hole
To
Length
Width
Gold

Hole
To
Length
Width
Gold

1
MH16
555
5
4
6.140

44
GW-06
455
5
4
0.297

2
MH64
315
5
4
5.118

45
MH-90-92
150
5
4
0.289

3
MH72
385
5
4
4.854

46
MH72
165
5
4
0.277

4
MH64
310
5
4
4.541

47
MH64
510
5
4
0.261

5
MH66
365
5
4
2.665

48
MH65
455
5
4
0.259

6
MH16
560
5
4
1.832

49
MH64
280
5
4
0.257

7
MH72
390
5
4
1.796

50
MH66
380
5
4
0.239

8
MH-90-95
145
5
4
1.675

51
MH70
245
5
4
0.239

9
MH77
260
5
4
1.286

52
MH72
180
5
4
0.236

10
MH-90-95
150
5
4
1.174

53
MH77
460
5
4
0.234

11
GW-15
365
5
4
1.162

54
MH-90-99
170
5
4
0.233

12
MH66
385
5
4
1.082

55
GW-15
375
5
4
0.232

13
GW-15
370
5
4
1.070

56
GW-06
470
5
4
0.230

14
MHC-91-4
115
5
4
0.978

57
MH-90-92
385
5
4
0.230

15
MHC-90-1
175
5
4
0.938

58
MH72
400
5
4
0.229

16
MH72
395
5
4
0.928

59
MH72
290
5
4
0.223

17
MH72
155
5
4
0.809

60
MH68
605
5
4
0.211

18
MH64
305
5
4
0.759

61
MH64
330
5
4
0.210

19
MH74
120
5
4
0.759

62
MH-90-95
160
5
4
0.209

20
MH66
370
5
4
0.666

63
MH72
145
5
4
0.206

21
MH-90-95
275
5
4
0.620

64
MHC-91-6
495
5
4
0.202

22
MH59
305
5
4
0.596

65
MH-90-99
160
5
4
0.198

23
MH64
285
5
4
0.572

66
MHC-91-4
155
5
4
0.193

24
MH72
280
5
4
0.540

67
MHC-91-6
280
5
4
0.193

25
MH67
235
5
4
0.490

68
MH67
340
5
4
0.192

26
MH-90-92
155
5
4
0.483

69
MH-90-92
160
5
4
0.192

27
MH59
350
5
4
0.463

70
MHC-90-3
135
5
4
0.192

28
MH55
275
5
4
0.462

71
MH-90-95
165
5
4
0.190

29
MH65
450
5
4
0.456

72
MH66
180
5
4
0.176

30
MH66
410
5
4
0.410

73
MH72
285
5
4
0.174

31
MH-90-92
235
5
4
0.410

74
MH82
120
5
4
0.170

32
MH-90-99
175
5
4
0.392

75
MH-90-92
240
5
4
0.170

33
MH64
325
5
4
0.390

76
MH59
355
5
4
0.167

34
MH77
465
5
4
0.386

77
MH77
360
5
4
0.166

35
MH66
375
5
4
0.385

78
MHC-91-4
360
5
4
0.165

36
MH72
275
5
4
0.379

79
MH65
410
5
4
0.162

37
MH-90-92
230
5
4
0.368

80
MHC-90-2
205
5
4
0.156

38
MH82
340
5
4
0.350

81
MH74
110
5
4
0.154

39
MH74
105
5
4
0.328

82
MHC-91-4
280
5
4
0.154

40
MH64
320
5
4
0.324

83
MH77
295
5
4
0.152

41
MHC-91-4
195
5
4
0.320

84
MH-90-96
270
5
4
0.151

42
MH16
565
5
4
0.307

85
MH77
290
5
4
0.150

43
GW-16
450
5
4
0.302

14.0 SAMPLE PREPARATION, ANALYSIS AND SECURITY

Internal reports from Freeport Exploration and New Concept Mining describe all drilling samples were bagged by the contract driller under the supervision of a company employee. The samples were either transported to the lab by company or lab personnel. A standard chain of custody form was delivered to the lab along with the samples. Once at the lab, the samples were dried, split, pulverized and analyzed. The labs used were well known for quality analytical work and with the numerous duplicates, blank and check assays the quality of the results is assumed high. In all the information available to the author, there was never a mention or concern of the quality of analytical results. The following labs are known to have analyzed samples from the Gold Wedge property, Monitor Geochemical Labs in Sparks, Nevada, Shasta Analytical Labs in Redding,
California and Legend Labs in Reno, Nevada.

The exact sample handling and prep method is unknown but review of current lab procedures, which really have not changes since the Gold Wedge data was analyzed, are described below. After drying, samples were crushed in a primary jaw crusher and then a secondary cone crusher to reduce the sample to roughly 10-mesh. The sample was then split to 100 grams using a riffle splitter and pulverized with a ring pulverizer to
–150 mesh. The sample was then split to 30 grams or a 1 assay ton and fire assayed.
Many of the gold samples were analyzed by atomic absorption spectroscopy (AAS) with sample decomposition by fire assay fusion, which is a routine analytical procedure for gold analyses. The author could find no gravimetric results, which should have been done for all assays greater than 1.0 Au oz/ton due to the coarse gold, which give a more accurate and usually higher assay result.

The author has no reason to suspect that the sample preparation and analytical method used by the commercial labs were not appropriate for this project. The check assays that the author observed showed good reproducibility indicating good analytical reliability. All analytical procedures utilized on the samples are considered standard for the industry.

15.0 DATA VERIFICATION

The author has reviewed copies of the original stamped assay certificates from the Freeport drilling used in compiling the database. This database is believed acceptable for use in estimating the resource. Certificates from the other drilling programs were not available for review. After review of the drill logs from the
Freeport and New Concept Mining programs and a visit to the site, the author can verify the presence of the Gold Wedge mineralized zones, drill hole sites and property boundaries. A review of the separate drill hole assay databases generated by Freeport
Exploration, Crown Resources and New Concepts Mining indicates that they generally agree and correlate to one another to support a strong picture of continuous mineralization within the deposit. All three databases have occurrences of high-grade assays, which the author would expect in a deposit of this kind. Documentation and assay results are presented in Volume II, Appendix II, of the Steininger report January 2003.

16.0 ADJACENT PROPERTIES

The continuation of the mineralized Reliance Fault Zone south of the Gold Wedge Resource is postulated from the air photos (Plate I) compiled by RSM showing the drilling between the Gold Wedge Gold Deposit and the Manhattan Mine. The
mineralization in drill holes and historic underground workings can be followed from the
Gold Wedge Resource into the Manhattan West Pit along the Reliance fault zone. Though the two properties appear to lie on the same structure, the mineralization in each occurs in different lithology, which may impact metallurgy. The Manhattan mine mineralization occurs along the fault structure in the sandy phyllite of the Gold Hill Formation while the majority of Gold Wedge mineralization occurs along the fault structure in the Zanzibar limestone. The Manhattan mine has recorded historic production of 236,000 ounces of gold over its 16-year life. The mine is currently closed and in the reclamation phase.
Information pertaining to the Manhattan Mine was taken from published and unpublished reports. The current owners of the Manhattan Mine have no interest in the Gold Wedge property nor do the owners of the Gold Wedge property have any interest in the Manhattan
Mine. The author believes the two deposits are on the same mineralized structure but is unable to verify this. The information presented in this report concerning the
Manhattan mine is not necessarily indicative of the mineralization on the Gold Wedge property.

17.0 MINERAL PROCESSING AND METALLURGICAL
  TESTING

RSM has proposed to obtain a bulk sample via a decline and crosscut into the mineralized zone. The bulk sample will then be tested in a pilot processing plant similar to the proposed full-scale plant. This test work is expected to give RSM the necessary processing and recovery data along with the geotechnical and mineablility data required to complete a feasibility study for the project. Based on the limited information, the author believes this is a logical approach to obtain the information necessary to determine the optimum recovery method(s) and take this property to the feasibility stage.

Metallurgical data for the Gold Wedge deposit is minimal and speculative at best. The Gold Wedge deposit has been compared to the Manhattan mine under the assumption that the two properties have similar metallurgical properties. This assumption is based primarily on the belief that the two deposits are located on the same mineralized fault structure and are only about 1,000 feet apart. The main ore host for the
Manhattan mine was the sandy phyllite in the Gold Hill Formation while the main mineralization host in the Gold Wedge deposit is the Zanzibar limestone. The Manhattan plant consisted of a 3,000 ton per day jaw crusher that reduced the run-of-mine ore down to –4 inches. The ore is then fed from a stockpile into an autogenous scrubber, which cleans the gold and gangue material from the surfaces of the rock. All rock greater than
3/4 inch is discarded, approximately 50% of the run-of-mine rock, while the undersize portion (containing 90% of the gold) is processed through a complex layout of gravity separation apparatus (jigs, tables), fine grinding circuit, flotation recovery cells and finally into a cyanidation circuit and Merrill Crowe recovery plant. Overall recovery for this plant was estimated from 70% to 75%. The gravity portion of the circuit is estimated to have recovered from 75% to 85% of the product with the remainder from the flotation/cyanidation system. This equates to gravity recoveries from 53% to 64%.

RSM has based their preliminary process flow sheet in part on what was done at the Manhattan mine in conjunction with thin section analysis showing very fine gold particle size. A consultant with specialty in gravity separation was enlisted to develop a preliminary flow sheet and plant design for cost estimating and budgeting purposes. Even though there is limited factual data on which to base the plant design, there is strong evidence that the major portion of the gold recovery process will be by gravity separation. Almost all historic gold was recovered through gravity separation and amalgamation. RSM is expecting to achieve better recoveries than were produced at the
Manhattan mine based on the assumptions that the material delivered will have much less dilution, the material will be crushed finer, the lithology contains less clay and better gravity separation technology will be used. Though speculative, these are realistic expectations and the only way to prove or disprove them is to obtain a representative bulk sample and have it tested.

Freeport Exploration tested three samples from drill hole cuttings for amenability to gravity concentration. Each 50 pound sample was crushed –3/8 inch and split into a 20 pound sample. The sample was then ground to a nominal 75% minus 100 mesh.
Three pulps were split from each sample and then a 10-pound split was taken from each remaining sample. The 10-pound split was then concentrated on a spiral concentrator. The concentrate was then amalgamated with mercury and recoveries were calculated. Calculated recoveries for the three samples were 45%, 80% and 91%. The results show that approximately 99% of the concentrated gold was liberated by fine grinding. The author of the report also suggested that the ore may prove to be amenable to cyanidation. Thin section work by Russell Honea showed that most of the observed gold was extremely fine grained (less than 10-microns) with one particle in the range of 50 microns. Though these analysis are not directly applicable to determining the final gold recovery process, they do help in determining a starting point for future test work.

18.0 MINERAL RESOURCE ESTIMATE

18.1 Gold Wedge Mineral Project

The identified Gold Wedge deposit is located on the Reliance Fault, which indications show to be the continuation of the Little Grey fault that was the main mineralized structure in previously mined underground and open pit mines to the south.
Historical production from the fault zone south of the Gold Wedge resource was greater than 300,000 ounces of gold (Kral, V.E., 1951, Maddry, J., 1988). The results of the recent resource calculations indicate similar grade gold to the historic production.
Average gold grades mined from the Little Grey and Reliance underground mines were 0.30 and 0.60 troy ounces of gold per ton (opt) respectively. Bonanza gold grades were reported from the Reliance Mine in excess of 12 opt gold. The Gold Metals Shaft near the center of the Gold Wedge mineral project produced approximately 2,800 ounces gold at an average grade of 0.292 opt (Kral., 1951).

The Reliance Fault Zone intersects the Manhattan Caldera Margin within the Gold Wedge project. The majority of the estimated gold resource in the project area occurs in the Reliance Fault Zone where it intersects the Zanzibar Limestone overlying the
Gold Hill Formation. The caldera margin faults are also mineralized and could contain additional resources. This area has little drill data but is planned to be drilled in the future.

The depth of mineralization along the Reliance Fault is expected to increase as drilling and testing of the mineralized host rocks below the known resource continue. The White Caps Limestone was the major producing host rock in the Manhattan
District in the past and occurs below the Gold Wedge Resource. Though limited drilling to date has yet to intersect any significant gold intercepts within the White Caps Limestone.
The ore host rocks, Gold Hill Formation, below the White Caps Limestone are the stratigraphic section mined in the open pits 1000 feet to the south and remains untested under the Gold Wedge resource. Refer to the cross section illustration of host rocks that have produced gold along the Reliance Fault, 1000 feet south of the Gold Wedge resource
(Figure 5). These rock formations are under-explored or unexplored under the current resource.

18.2 Database Integrity

The sample database consists of 54 drill holes. Freeport-McMoran Gold company drilled 26 of the holes, New Concept Mining drilled 15 of the holes and Crown
Resources Corporation drilled the remaining 13 holes. Six of the holes drilled by Crown
Resources were core holes. Table 5 lists the hole identification and collar information.
Figure 7 presents a plan view plot of the drill hole locations, traces and topography. The assay information has been visually checked against the source of information provided and no errors were found. Assay information for several of the holes was taken from plotted sections where assay sheets were not available, thus no check of this data could be made.
Areas of minimal grade zones or zones with no gold grade were not plotted on the sections and thus this data could not be added to the database.

FIGURE 5

Source: RSM 2002

Gold Wedge Project Longitudinal Section
Geology and Mineralized Boundary

F
F'
North
South
Caldera
Margin
Current Property
Boundary
Phase I Development
Jasperoid
Tv
Competitor
RSM
Echo Bay
West Pit
1000'
Zanzibar
Argillite
Zanzibar
Limestone
Gold Hill
Siltite
500 feet depth
Probable Ore
Zanzibar
Limestone
Untested White
Caps Limestone
Section Mined in Echo Bay Pit
Mineralized Tv
Caldera Margin Fault
250'
250'

These areas of missing data were entered into the database as zero grade. The drill holes were scrutinized for any irregularities and the author noticed some local indications of potential down-hole contamination (e.g., MH-16 on section 8830, MH-66 on section 8540, and MH-72 on section 8830). Holes MH-66 and MH-72 were determined to be correct while drill hole MH-16 was considered to have contamination. For this hole, only the top fifteen feet of the mineralized zone was used for resource estimation.

A couple of issues have come up during the data validation process.
These two issues concern the reliability of the assay data for both the core and reverse circulation holes. Sunshine Mining discovered that while coring, the high-pressure water used to clear the cuttings was actually washing away some of the gold causing the assay results to under report gold quantity. This was also the case with the reverse circulation drilling. New Concepts tested two holes by collecting all the water and fines along with the cuttings for each intercept and then compared the results. NCM found that the water and fines that typically over-flowed and were lost contained substantial gold values. The implication of these two issues is of some concern, they both most likely, if verified, will cause a conservative estimation of the project resource. There is no way to correct the current database, however, additional drilling with some twin hole drilling in critical areas and following strict sample collection procedures will help determine the magnitude of the problem.

Down-hole surveys were recorded for nine of the drill holes in the database. All of the holes with down-hole surveys, even the vertical holes, showed noticeable deviation occurring during drilling. These holes ranged in depth from 580 feet to 780 feet. The majority of the unsurveyed holes were drilled at an angle, where most certainly some deviation occurred. Deviations of from 10 to 22 feet were measured within the high-grade mineralized zone. This minor deviation did not seem to cause problems during the geology and mineral boundary interpretation, however, future drilling should be surveyed.

RSM has a plan to drill a number of holes from the surface as well as underground to better define the mineral zone and finalize where the bulk sample will be mined. As mentioned above the sample collection must follow strict collection procedures and all angle holes must be surveyed if over 300 feet in length.

TABLE 5 – DRILLHOLE COLLAR INFORMATION

HOLE NAME
EASTING
NORTHING
ELEVATION
AZIMUTH
DIP
DEPTH
COMPANY

GW-01
4714.10
6325.10
6816.50
45
-85
720.00
New Concept

GW-02
4731.60
6343.80
6815.00
155
-45
260.00
New Concept

GW-03
4777.70
6393.60
6816.00
155
-60
650.00
New Concept

GW-04
4777.80
6400.90
6817.00
155
-80
595.00
New Concept

GW-05
4815.90
6498.90
6821.00
156
-60
485.00
New Concept

GW-06
4815.90
6498.90
6821.00
156
-80
615.00
New Concept

GW-07
4815.60
6501.60
6822.00
156.5
-80
435.00
New Concept

GW-08
4815.60
6501.60
6822.00
0
-90
400.00
New Concept

GW-09
4800.20
6541.50
6824.00
271
-60
415.00
New Concept

GW-10
4827.10
6707.60
6831.00
224
-57
705.00
New Concept

GW-11
4825.80
6704.00
6831.00
224
-45
245.00
New Concept

GW-13
4816.70
6589.40
6824.50
225
-70.5
660.00
New Concept

GW-14
4818.70
6529.60
6822.00
225
-65
500.00
New Concept

GW-15
4808.80
6492.70
6821.00
156
-70
425.00
New Concept

GW-16
4806.60
6496.40
6822.00
0
-90
700.00
New Concept

MH16
4682.20
6173.70
6806.50
45
-60
770.00
Freeport

MH54
4934.60
6503.80
6821.00
271
-63.5
605.00
Freeport

MH55 *
5417.70
5819.80
6821.00
238
-60.5
780.00
Freeport

MH56 *
4883.20
5937.80
6801.00
63
-60
780.00
Freeport

MH59 *
4763.20
6246.80
6804.50
47.5
-60.5
645.00
Freeport

MH64
5115.60
6342.60
6827.00
242
-60
662.00
Freeport

MH65
5108.90
6516.60
6824.50
239
-60
830.00
Freeport

MH66
5188.50
6211.30
6834.00
242
-60
680.00
Freeport

MH67
5027.30
6289.90
6819.00
0
-90
460.00
Freeport

MH68
5202.50
6391.40
6836.50
242
-58
700.00
Freeport

MH69
5099.20
6154.90
6824.00
240
-60
500.00
Freeport

MH70
5201.20
6043.80
6824.00
240
-60
300.00
Freeport

MH71
5285.60
6095.20
6829.00
242
-60
440.00
Freeport

MH72
4830.90
6346.50
6809.00
58
-81
600.00
Freeport

MH74
5157.60
6000.00
6822.00
238
-60
420.00
Freeport

MH75 *
4979.30
6281.40
6816.00
0
-90
600.00
Freeport

MH76 *
4973.10
6597.70
6832.00
237
-70
740.00
Freeport

MH77 *
4845.40
6363.90
6811.00
57
-81
580.00
Freeport

MH78 *
5277.00
6262.80
6842.00
239
-60
720.00
Freeport

MH79 *
4987.80
6282.30
6816.50
0
-90
580.00
Freeport

MH80 *
4844.70
6709.40
6831.00
234
-66
760.00
Freeport

MH81
4930.30
6254.20
6813.00
240
-60
440.00
Freeport

MH82
4950.20
6290.80
6815.00
0
-90
500.00
Freeport

MH83
5205.90
5878.00
6815.50
239
-59.5
300.00
Freeport

MH93
4788.80
6431.90
6818.50
57
-60
385.00
Freeport

MH100
5146.70
5755.40
6805.50
58
-60
405.00
Freeport

MH-90-92
4831.00
6272.70
6806.00
60
-60
420.00
     Crown
Resources

MH-90-94
4803.90
6051.20
6802.00
60
-60
485.00
     Crown
Resources

MH-90-95
4881.40
6160.90
6807.00
60
-60
330.00
     Crown
Resources

MH-90-96
4953.00
6002.20
6807.00
60
-60
300.00
     Crown
Resources

MH-90-97
4894.10
5853.70
6799.00
60
-60
450.00
     Crown
Resources

MH-90-98
4730.90
6217.60
6806.00
60
-60
500.00
     Crown
Resources

MH-90-99
5058.90
5865.40
6811.00
60
-60
200.00
     Crown
Resources

MHC-90-1
5045.60
5877.40
6814.00
60
-60
250.00
     Crown
Resources

MHC-90-2
4957.00
6078.60
6810.00
60
-60
395.00
     Crown
Resources

MHC-90-3
4894.90
6147.20
6807.00
60
-60
450.00
     Crown
Resources

MHC-91-4
4880.70
6244.60
6809.50
60
-60
400.00
     Crown
Resources

MHC-91-5
4842.30
6319.00
6808.00
60
-60
400.00
     Crown
Resources

MHC-91-6
4771.00
6281.40
6807.00
60
-60
503.00
     Crown
Resources

     * -
Indicates down-hole survey

Freeport holes were drilled from 1983 – 1985; Crown holes
were drilled in 1990, 1991; New Concept holes were drilled in 1996.

FIGURE 6 – DRILLHOLE COLLAR MAP

Source Ashton, 2002

18.3 Geological Interpretation

In the fall of 2001, T. D. Master, RSM’s representative,
calculated a manual resource for the project using grade boundaries with which to restrict the estimation. The boundaries were defined at various grade contours, which were designed to restrict the estimate to the main mineralized fault zone, and associated caldera ring faults. A 0.15 ounce per ton (opt) grade was used for the ore grade contour and a 0.03 opt was used for the surrounding low-grade contour. Very little geological interpretation was used in this resource estimate. In late 2001, RSM asked the author to develop another resource estimate for the project using a statistical based interpretation method. Again this resource used only a rudimentary grade boundary approach to defining mineral boundaries and used RSM’s contours as a guide. A loose 0.15 opt grade contour was used along with a 0.02 opt contour instead of the 0.03 opt contour.

In late summer 2002, RSM contracted with L.G. Martin, consulting geologist, to expand and interpret the geology and estimate a new mineral resource. RSM personnel worked closely with Mr. Martin in developing a geology interpretation and updated grade contours that followed the improved geologic interpretation. The Reliance fault was drawn along with the ring faults on the new sections. Overall this new interpretation seems to demonstrate a good degree of continuity from section to section.

18.4 Estimation and Modeling Techniques

To date, RSM’s representative, T. D. Master, estimated and then requested third parties to estimate a mineral resource for the Gold Wedge Project. Two estimates were traditional manual estimates based upon geometric relationships among samples and are recognized as the first step in estimating mineral resources. These were used to compare against the statistical based resource estimate. The manual methods are functions of geometry and distance between samples, which simplify the calculations of volume and grade. They are not functions of the spatial continuity of the mineralization, which they propose to measure. The manual method cannot represent the variability of grade changes, as does the geostatistical method. The author using geostatistical methods estimated a mineral resource using boundaries provided by T. D. Master as a guide.
Geostatistics is concerned with characterization and prediction of the particular deposit’s spatial phenomena at unsampled locations. Where the manual method uses only the data within a particular block to estimate grade, the statistical method uses information gained from all the data to estimate a series of blocks throughout the whole resource. The author is primarily concerned with the estimates of the measured and indicated mineral resource for this project since the planned surface and underground drilling is targeted towards this resource and not in the inferred areas of the deposit where a second phase of drilling is planned. A more detailed presentation of each resource estimate is presented in Appendix IV, Volume II, Steininger January 2003. All discussion and tabulation of resources is on an undiluted basis.

18.5 T. D. Master Estimate:

T. D. Master, representative of RSM, used the following methodology to estimate a measured resource of 211,800 tons at 0.494 opt, using a cutoff grade of 0.15 ounces per ton. The indicated resource was estimated to be 80,761 tons at 0.583 opt.

Measured: The measured category was restricted to the area 50 feet up-dip and down-dip from mineralized drill intercepts within the fault zones or 1/2 the distance between holes less than 100 feet apart up-dip and down-dip in the fault zone, and
1/2 the distance between drill holes along the strike of the fault zone. The 50 feet distance is established from drill spacing and mineralization continuity along strike and vertically within the mineralized fault zone. The continuity of mineralization and historic production from this structure along strike strongly supports the projection of the assay sections for at least fifty feet from the bore hole intersections and conforms to the United States Geological Survey definition for measured resources. (Mining
Engineering Handbook, 1973, Sec. 32, and McKinstry, 1949).

Indicated: The indicated category was restricted to 50 feet to 100 feet from mineralized drill intercepts up-dip and down-dip from the measured category and the same 1/2 distance between drill holes along the strike of the Reliance Fault. Drill density less than 100 feet spacing has no indicated resource. The indicated resource measurements also conform to the United States Geological Survey definition for measured resources. (Mining Engineering Handbook, 1973, sec 32, and McKinstry, 1949).

The author believes that the grade is overstated by T. D. Master due to over-extended influence of several high-grade samples (sections K-K’, P-P’,
R-R’). However, The area has not been sufficiently drilled to determine whether the additional resources are or are not there. The method used to estimate the tonnage follows industry standards, however there are a number of inconsistencies that cause the tonnage to be inflated. This estimate by T. D. Master should be updated using the revised geologic interpretation and new mineral boundaries developed in mid 2002.

18.6 L.D. Martin Estimate:

The second manual resource estimate was done by Mr. L. G. Martin, consulting geologist. Mr. Martin used the following procedure to estimate a measured resource of 280,030 tons with an average grade of 0.313 ounces per ton. His indicated
category contained 252,762 tons at an average grade of 0.367 ounces per ton. Mr. Martin also used the new geologic and mineralization interpretation in the estimate. A cutoff grade of 0.10 opt was used versus the 0.15 opt cutoff used by the author and RSM. Also, a tonnage factor of 13.0 tons/cubic yard was used instead of the 12.0 tons/cubic yards used by the author and T. D. Master.

Measured: Boundaries of a mineralized structure were limited to the two cutoff grades of mineralization and delineated by the drill hole intercept defined by assay results recorded on the geological logs or assay lab reports. A maximum inference of
75 feet up dip and 75 feet down dip in the structure was selected. All assay values in the two cut-off grades were utilized appropriately to derive an average grade. Halving the distance between cross section boundaries and multiplying the measured area of the mineralization, calculates volumes along strike. For example: Cross Sections 8450 and 8550 are 100 feet apart from each other, the distance of inference for each cross section is 50 feet.

Indicated: The drill holes of the Project had various azimuths and dip orientation from the surface. In several locations of the deposit, the drilling intersected the mineralized structures either above or below elevation levels depicted by adjacent cross sections of the same structure. The mineralization was projected up or down to those elevations and halfway between cross sections maintaining the mineralized thickness as defined by the measured category. The deepest intercepts are at the 800 Level
(800 feet beneath the surface) on Cross Section 8850.

The restriction Mr. Martin placed on the measured category is within industry standards and was easily followed on visual inspection of the sections. One area of concern is the distance between sections used. Generally there was a section every 100 feet. Drill holes up to fifty feet away were depicted on each section. This wide spacing appears to have caused the measured resource to be interpreted wider than the author believes it to be, thus the tonnage looks to be overstated. Due to lack of detail in his tables (Appendix IV, Volume II, Steininger January 2003), the grade estimate could not be checked but appears to be reasonable.

The indicated category appears to be very unpredictable and it is hard to decipher a consistent procedure that was followed. The author believes that much of the reported indicated resource should be placed in the inferred category.

18.7 J.W. Ashton Estimate:

The author estimated the mineral resource in early 2002. The author used the following methodology to estimate a measured resource, within the high-grade boundary, of 182,670 tons at 0.254 opt. The indicated resource, within the same boundary, was estimated to be 36,280 tons at 0.189 opt. The resource estimate was developed as a three-dimensional block model using the MEDSystem mineral evaluation system. Development of the model consisted of dividing the mineralized fault zones into categories based on cutoff grades, a high-grade boundary using a loose 0.15 opt cutoff and a low-grade boundary using a 0.02 opt cutoff grade. This was accomplished by creating twenty-one main cross-sections and defining the two boundaries on each. RSM personnel had previously interpreted many of these grade boundaries on their sections from which much of the information was transferred to help create the author’s resource model. The boundaries were then extrapolated every ten feet thus defining the two boundaries on ten-foot centers though the whole of the deposit (approximately 1000 feet of strike length). This gave the resource estimate the detail that is needed for high-grade steeply dipping narrow deposits.

Basic statistics of the resource were used to get a sense of the deposit characteristics. The coefficient of variation (COV, a measure of skewness) for the two groups is high indicating skewed distributions. The low-grade COV indicates a lognormal distribution with moderate difficulty in resource estimation. The high-grade zone COV indicates a highly erratic distribution, which may indicate multiple populations, making local grades difficult to estimate and causes the confidence in the resource estimated grade to be low. A variogram analysis was completed to define the spatial continuity of the resource.

Variogram parameters were determined from the deposit geometry and basic statistics. The variogram model was checked using cross validation. The validation process consisted of inputting a set of estimation parameters and having the computer temporarily discard the sample value at a particular location and then estimate the value at that location using the remaining samples. The estimated value is then compared to the actual value and an error is computed. This is done for every data value resulting in an overall error of estimation value and a correlation coefficient between the actual value and the estimated value.

Several directional variograms were tested with the best direction being S30E, dipping 75 degrees to the southwest. This is expected as this orientation matches the mineral resource. The directional variogram used has a nested range of 21 feet and 68 feet and a nugget/sill ratio of about 14 percent. The parameters from the directional variogram were used in the resource estimation procedure. The results of this estimation procedure are considered to be measured resources due to the confidence in the resource model and the geologic knowledge. Blocks that were outside the modeling parameters but were inside the grade boundaries are considered as the indicated resource.
These blocks were estimated using an inverse distance (IDW) to the power of 3.0 method with a data search radius of 200 feet. Both resource categories restricted the influence of gold grades greater than 1.0 opt to 20 feet for the measured category and 50 feet for the indicated category. Size of the blocks used in the model was set at 5’ x 5’
x 5’ due to the mineralized structure width and drill hole sample interval. A total of 31,831 blocks were coded within the low-grade zone and 21,357 blocks coded within the high-grade boundary. Using the tonnage factor of 12 ft3/ton, one block contains
10.42 tons. The total tons contains within the high-grade boundary is 222,540. Search distances for the measured and indicated resources were 75 feet and 200 feet respectively.

Along with the geostatistical resource estimate, a polygonal estimate was also calculated. The purpose of this estimate is to check and make a comparison to the kriged resource estimate. The polygonal estimate resulted in a measured resource, within the high-grade boundary, of 179,210 tons at 0.297 opt. The indicated resource, within the same boundary, was estimated to be 34,780 tons at 0.192 opt. Parameters used in the polygonal estimate are similar as those used in the kriging estimate as far as distance to project a single composite value. Measured and indicated categories are similar to those as for the geostatistical resource estimate. The maximum distance allowed to project a single composite for the indicated category was set at 200 feet.

The author believes the resource he estimated is conservative in both grade and tons. The grade boundaries used were based primarily on a 0.15 opt cutoff with little geologic support. The boundaries seldom extended more than 50 feet beyond the data up dip or down dip. The grade-tonnage curves indicate that the estimate is more conservative than the data would indicate. The restrictive range of influence applied to data values greater than 1.0 opt of 20 feet in the measured resource and 50 feet in the indicated resource is also restrictive. More time needs to be spent on updating the model to incorporate the new geologic and mineralized interpretations.

18.8 High Assay Values

There are roughly 160 assays within the high-grade boundary. Over the
570 feet strike length of the modeled resource, there are thirteen five foot assays with grades greater than 1.0 ounces per ton gold. Within the high-grade boundary, the total tonnage and contained ounces were summed and compared with the number of samples in the assay database inside the high-grade boundary. Calculations were made at a 0.00 oz Au/ton cutoff and 1.00 oz Au/ton cutoff. The comparison is summarized below.

Cutoff
# Blocks
Tons
Au opt
Ounces
# Assays
oz/assay
Tons/assay

0.00
16,567
172,630
0.252
43,500
160
272
1,079

1.00
327
3,410
1.974
6,730
13
517
262

The comparison does not indicate that the few high-grade assays are unduly increasing the resource in the kriged estimate. If the 1.0 oz Au/ton restriction were removed and all else remained unchanged, the following comparison results.

Cutoff
# Blocks
Tons
Au opt
Ounces
# Assays
oz/assay
Tons/assay

0.00
21,249
221,420
0.330
73,070
160
457
1,384

1.00
1,113
11,600
1.607
18,640
13
1,434
892

As is seen by comparing the two tables, depending on how the few high-grade assays are treated, they can have a dramatic effect on the estimated resource.
This result is expected given the high coefficient of variation and nugget effect of the deposit. In the Gold Wedge deposit, the very high-grade typically occurs at the intersection of faults and fracture sets. A high nugget effect produces erratic high-grade assays that can unduly bias the grade estimate of a mineral resource. The capping or restriction of such assays is warranted and justified to predict realistic resource estimates (Parrish, 1997). Parrish (1997) describes a statistical decile analysis to determine a capping grade. Performing this test on the data in the high-grade boundary suggests that a capped grade of 2.5 oz Au/ton could be used. There are many cases documented that show after mining has commenced in deposits similar to the Gold Wedge, the discovery of additional high-grade zones is not uncommon despite all the drilling completed to prove a reserve (e.g. Sleeper and Round Mountain gold deposits).

18.9 Bulk Density

For the purpose of calculating tonnage, a tonnage factor of 12 cubic feet per in situ ton was used. This figure was supplied by Royal Standard Minerals, Inc., and seems to be valid. As the Gold Wedge deposit is predominantly within Zanzibar
Limestone, and the density of limestone is 2.61, which provides a calculated tonnage factor of 12.27 cubic feet per ton. Mr. Martin used a tonnage factor of 13 cubic feet per in situ ton. It is suggested as part of the metallurgical testing that at least 12 specific gravity test be performed.

18.10 Comparison of Estimates

After reviewing the three resource estimates, the author believes that the measured resource from the two manual estimates is comparable to the measured and indicated resources from the geostatistical method. The basis for classification in the measured category for the manual estimates closely matches the boundaries used in the computer method to determine the measured and indicated categories. The grade reduction seen in the geostatistical estimate is normal and expected due to the volume/variance effect of going from point samples to 5’ X 5’ X 5’ blocks. As the size of the selective mining unit increases, the average resource grade decreases. The quantity of metal also generally decreases (Isaaks, p.461). Another factor, which caused grade reduction in the kriged estimate, is the use of restricting the influence of grades equal to or greater than 1.0 opt gold.

Estimate Description
     Cutoff
(opt)
Tons
     Grade
(opt)
Ounces

     Measured
Category

RSM Manual
0.15
211,800
0.494
104,630

Martin Manual
0.10
280,030
0.313
87,650

Ashton Kriged w/restriction
0.10
218,950
0.243
53,200

     Ashton Kriged w/o
restriction
0.10
220,610
0.333
73,460

The table shows a diverse range of estimates. The author believes that with the current information, the measured resource is actually around 220,000 tons at
0.310 opt gold and the indicated resource is 110,000 tons at 0.310 opt gold or basically half that of the measured resource. This gives the project and estimated measured and indicated resource of 102,300 ounces. This estimate takes into account the influence of the high-grade outliers, unknown factors affecting the drill hole data and the need for creating a more detailed model incorporating the new geologic interpretation.

18.11 Confidence Level in the Resource Estimate

To more accurately assess the uncertainty of the estimated measured and indicated resource grade the cumulative frequency plot for the data inside the high-grade boundary was inspected. It was determined that a mixture of two lognormal distributions, where there was a 74% probability of being drawn from a distribution with a mean of 0.546 and a standard deviation of 0.961 and a 26% probability of being drawn from a lognormal distribution with a mean of 0.046 and a standard deviation of 0.031, could be used to described the overall distribution (mean of 0.397 and a standard deviation of 0.848).
10,000 simulations of the drawing of 164 samples from the distribution was run. The low 5 percent confidence limit was found to be 0.300 opt and the high 95 percent confidence limit was 0.560 opt. This implies that the 95% downside risk for the outlined ore zone is approximately minus 24% and the upside is approximately 41%. It should be noted that this risk assessment for upside potential includes only that resource which is currently estimated and does not recognize any potential of along strike or down dip discoveries, which have not been drilled. These confidence limits are for the estimated resource grade only and are based on the actual data. The confidence placed on the tonnage of the resource is a purely geologic interpretive opinion and can not be assessed statistically.
The overall confidence in the resource estimate is a combination of both the characteristics of the data (e.g., number and proximity of samples, clustering of samples and continuity or variation of the samples) and of the geology (e.g., quality of drill hole logs, accurate sample locations and collaborative surface geologic data).

It can be seen that there is a certain amount of risk associated with this gold deposit as can be expected with many high-grade gold deposits. The only way to decrease this risk is to drill more, However additional drilling is subject to the law of diminishing returns, since to halve the uncertainty approximately 400 more samples would be needed from within the high-grade boundary.

19.0 POSSIBLE EXTERNAL AFFECTS ON ESTIMATED
  RESOURCES

There appear to be no legal, title, permitting, environmental, water use or public disturbance problems found by or communicated to the author that could disrupt the plans to carry out the bulk sampling and metallurgical testing program. The permitting has advanced to a stage where no significant problems are anticipated. The land holdings are sound and uncontested. The Nevada Department of Environmental Protection has
approved a reclamation bond of $118,725. The water pollution control permit has been completed and waits the public comment period for final approval. The appropriation of water resources is underway with no perceived problems. Presently there are no known issues that would materially impact the estimates of the mineral resources. This property is located within a mining district that has had a long history of mining activity.

The measured and indicated gold resources estimated using the cutoff grade of 0.15 ounces of gold per ton is loosely based on conceptual cost estimates from consultants and mine contractors. Mining, processing and G&A operating costs have been estimated at around $50 per ton processed. Startup and development capital costs have been estimated at $3,000,000. Both of these costs I believe are on the optimistic side based on my knowledge of costs for small underground mines. These costs were applied to determine the cutoff grade used in the resource estimates.

20.0 INITIAL MINING AND PROCESSING PLANS

RSM believes and the author concurs that the Gold Wedge project has a sufficient estimated gold resource to proceed with obtaining a large bulk sample, via an underground decline, and test this sample in a proposed pilot plant. RSM has obtained the most critical permits to proceed with this plan and is only waiting for the necessary funds. The test is warranted and required in order for RSM to complete a feasibility study in the future. The steps required to obtain the sample will provide invaluable technical information and help determine mining and metallurgical costs. In addition, RSM is planning on additional drilling to condemn the ground where the decline is proposed along with more drilling in the resource area. Should the planned program be successful a bankable feasibility study will be completed.

20.1 Underground Bulk Sample:

Phase1 includes the construction of a 13’ x 12’, 1,850 foot
decline to a depth of 350 feet (Figures 7 and 7a). The decline will be driven on a minus
15 percent grade. Completion of the decline construction phase is estimated to take five months. A crosscut will be driven into the deposit and an 11’ x 8’ drift will be driven along the gold bearing structure. The drift is projected to be 680 feet long to collect the 5,000-ton bulk sample.

During the collection of the bulk sample an evaluation to determine the best mining method(s) will be completed. This program will be ongoing in conjunction with the underground and surface-drilling program to test and confirm the size and quality of known resource. The Company has plans to further drill test the deposit in order to upgrade the inferred resource. This effort is considered an essential component to fully develop the property and as a means to extend the life of the operation to beyond the 3-5 year period. The author believes this is a sound plan with reasonable cost estimates received from the mine contractor. In order for this proposed mine to proceed to production the information obtain from the decline and drifting is a necessity.

20.2 Mineral Processing Plant and Pilot Plant Design:

Goldfields Engineering Inc. (GEI), Salt Lake City, Utah has designed a full scale gravity separation plant and small pilot plant. The pilot plant is essentially a gravity washing plant for placer gold with a crushing circuit added to liberate the gold, which can be modified to simulate the full scale plant. GEI designed the gravity circuit at the nearby Round Mountain Mine as well as many international projects for the recovery of lode and placer gold by gravity methods. Gravity separation recoveries on the nearby Manhattan mined ranged from 53% to 64%. RSM expects to experience better recoveries as part of a selective underground mining effort that will limit dilution, the ore is expected to contain less clay and better gravity separation technology will be used.

The proposed start-up pilot plant will allow for the determination of final plant configuration and components for the full-scale plant. GEI has given an estimated construction cost for the pilot plant of US$25,000. Once the plant is operational it will need knowledgeable people to run the plant and perform the tests. The pilot plant will give RSM the ability to run a multitude of tests with much larger samples than would be possible at a commercial lab with comparable costs.

21.0 OTHER RELEVANT DATA AND INFORMATION

The reclamation bond of $118,725 is required prior to starting excavation of the portal entrance for the decline. The air quality permit is required prior to the crushing of the bulk sample. The appropriation of water resources permit is expected prior to the start of the decline. Other permits such as the County Use Permit,
Artificial Pond Permit, Building Permit and MSHA Permits can be acquired as start up is approached.

FIGURE 7

Source: RSM, 2002

4500E 6750N
North Deep Extension
100,000 Oz Au.
5500E 6750N
Surface Trace of Reliance Fault under gravel cover
East Extension Potential
50,000 Oz. Au.
4500E 6500N
5500E 6500N
RSM Claims
Hill Lease
Cross Section P
Jasperoid Ridge
West Extension
50,000 Oz. Au.
CENTRAL GOLD WEDGE DEPOSIT
4500E 6000N
151,758 oz Au
83,473 oz Au
5500E 6000N
Gold Metal Shaft
Portal of Decline
RSM Drill Program
20 Proposed Holes
South Extension
111,153 Oz Au.
RSM Fee
(Orphant patent)
Section 18
Section 19
4500E 5500N
5500E 5500N
MH-55
5'@.938
Drill Hole Collar
Intercept length and grade in opt Au
Intercept projected to surface.
Drill Trace
Proposed Drill Hole Collar
"Gold Wedge Plan Map"
ROYAL STANDARD MINERALS INC.
MINE PLAN
546,359. Ounces
Scale 1:600
1" = 50'
N
14°32'
0
100'
200'
FEET
Local Mine Grid
Manhattan Mining District
Nye County, Nevada
GW_Reserve_MinePlan.dwg
March 4, 2002
Geology and Compilation By: T.D. Master
Drawn By: Greg Ekins
G.I.S. Land Services

FIGURE 7a

Source: RSM, 2002

North Deep Extension
100,000 Oz Au.
Surface Trace of Reliance Fault under gravel cover.
Black Metals Shaft
45°
East Extension Potential
50,000 Oz. Au.
.15 opt ore envelope - fault controlled.
P'
RSM Claims
Hill Lease
Cross Section P
Jasperoid Ridge
West Extension
50,000 Oz. Au.
CENTRAL GOLD WEDGE DEPOSIT
151,758 oz Au
83,473 oz Au
Zanzibar Limestone
40°
Gold Metal Shaft
Portal of
Decline
RSM Fee
(Orphant patent)
South Extension
111,153 Oz Au.
Section 18
Section 19
"Gold Wedge Plan Map"
ROYAL STANDARD MINERALS INC.
MINE PLAN
546,359. Ounces
Local Mine Grid
Manhattan Mining District
Nye County, Nevada
N
14°32'
Scale 1:600
1" = 50'
0
100'
200'
FEET
GW_Reserve_MinePlan.dwg
March 4, 2002
Geology and Compilation By: T.D. Master
Drawn By: Greg Ekins
G.I.S. Land Services

28.0 CONCLUSIONS AND RECOMMENDATIONS

Based on work done and current information the actual measured and indicated resource for the project are reasonably estimated to be 220,000 tons with an average grade of 0.310 Au oz/ton and 110,000 tons with an average grade of 0.310 Au oz/ton respectively. The project has a level of confidence in both grade and tonnage that would indicate RSM should proceed with their development plans. These plans include the construction of an underground decline, collection of a bulk sample and processing the sample through a pilot plant. Drilling should proceed from underground in addition to surface drilling as soon as practical to delineate and confirm the known resource. All the resource estimates to date have some sort of problem associated with them as explained in this report. An updated and detailed resource estimate needs to be completed, which takes into account the current geologic interpretation and follows a consistent verifiable procedure as this resource will be the basis for a future mine plan and reserve estimation. The database needs to be scrutinized one more time to develop a consistent methodology in determining which data are used in the resource estimate. A search for the coordinates of the Sunshine Mining data should be pursued. Once the decline is underway, priority number one is resource delineation and confirmation through drilling from underground drill stations. The surface drilling should be focused on condemnation holes for the decline and facility site as well as resource confirmation and possibly a twin hole to test past drilling. All angle holes over 300 feet should be surveyed. All drilling and work on the project should be focused on reducing the uncertainty associated with the deposit.

A continued effort should be maintained to discover additional gold resources surrounding the project site, including placer gold resources, which could be processed in the gravity separation plant. Surface exploration drilling is required to test the south facing slope of Black Mammoth Ridge along with other resources such as the
Keystone Resource, located three miles south of the Gold Wedge deposit and the area west of the Gold Wedge Resource could add additional resources. The area where the Reliance fault merges with the Caldera margin is considered to be a high priority target for additional shallow and deep resources.

The metallurgical testing of a bulk sample from underground mining is a necessity in order to advance the project towards production and the preparation of a feasibility report. By obtaining the bulk sample via an underground decline, RSM will be in position to quickly advance the project development if the grade, mineral continuity and recovery rates that are predicted become proven. The decline and bulk-sampling phase are budgeted for US$1,300,950. (Table 6). Drilling costs of US$215,000 are included in the budget for surface resource verification and condemnation drilling of the decline area and underground drilling from the decline into the known gold resource prior to and during the mining of the bulk sample. The reclamation bond is budgeted for US$118,725 and is required to be deposited prior to the start of any construction.

Table 6

Gold Wedge Project Development Budget

U.S. dollars

Decline and 5,000 ton bulk sample
300,950.

Drilling (decline condemnation)
15,000.

Drilling (underground and surface exploration)
200,000.

Ore Pad Construction
95,000.

Small Portable Plant
25,000.

Full Scale Plant
253,045.

        Heap Leach Pads Construction
(includes blasting and excavation)

450,500.

Silt Ponds
61,400.

Diversion Ditch
40,000.

Mill Floor Slab and Sealer
80,000.

Reclamation Bond
118,725.

Subtotal
2,639,620.

10% contingency,
263,962.

TOTAL BUDGET
2,903,582.

23.0 REFERENCES

Ashton, J.W., 2002, Resource Estimate for the Gold Wedge Project, Nye County, NV,
unpublished report, 9 pages with attachments.

Berry, A. and Willard P., 1997, Exploration and Pre-Production Mine Development,
unpublished New Concept Mining, Inc company report, Manhattan Mining District, Nye County,
Nevada.

Cummins, A.B. and Given, I.A., Editor, 1973, SME-Mining Engineering Handbook, Society
of Mining Engineers of American Institute of Mining, Metallurgical and Petroleum
Engineers, Inc., NY, Volumes I and II.

Crown Resources Corp., 1982, unpublished company reports pertaining to the Gold Wedge
Project, Manhattan Mining District, Nye County, Nevada.

Draper, M.D., 1930, Report on the Sullivan Mine, known as the Gold Metals Consolidated,
Manhattan Nevada, unpublished report, 3 p.

Ferguson, H. G., 1924, Geology and Ore Deposits of the Manhattan District, Nevada: USGS
Bulletin 723, 163 p.

Ferguson, H.G., 1921, The Limestone Ores of Manhattan, Nevada: Economic Geology, v.
25,p. 1-36.

Freeport Exploration Company,1983-85, unpublished company reports pertaining to the
Gold Wedge Project and other properties, Manhattan Mining District, Nye County, Nevada.

Honea, R. M., 1987, Thin Section Work, Manhattan Project, Nevada, unpublished report for Freeport –McMoRan Company, 41p.

Isaaks, E. H. and Srivastava, R. M., 1989, An Introduction to Applied Geostatistics,
Oxford University Press, Inc., NY, NY, 561p.

Kleinhampl, F. J. and Ziony, J. L., 1984, Mineral Resources of Northern Nye County,
Nevada, Bulletin 99A, University of Nevada, Reno, 243 p.

Kral, V. 1951, Gold Production of the Gold Metals Mine, Bull. 45, Nevada Bureau of
Mines, p 119-120.

Maddry, J.W., Coyle, R.D. and Pettit, P.M. 1988, Geology of the Manhattan Gold Deposit,
Nye County, Nevada, In Bulk Mineable Precious Metals Deposits of the Western U.S., PP
119-134

Martin, L. G., 2002, Resource Estimate, Gold Wedge Project, Manhattan Nevada,
unpublished report, 3 pages with attachments.

Master, T.D., 2002, Geology and Gold Resources of the Gold Wedge Deposit, Manhattan
Mining District, Nye County, NV, unpublished report, 16 pages with attachments.

McKinstry, H. E., 1949, Mining Geology, Prentice-Hall Inc., NY,NY, 679p.

Parrish, I. S., 1997, Geologist’s Gordian Knot: To Cut or Not to Cut, Mining
Engineering, April 1997, p. 45-49.

Shawe, D.R., 1999, Geologic Map of the Manhattan Quadrangle, Nye County, NV, USGS
Quadrangle map, GQ-1775, scale 1:24,000.

Shawe, D.R., Marvin, R.F., Andriessen, P.A.M., Mehnert, H.H., and Meritt, V.M., 1986,
Ages of Igneous and Hydrothermal Events in the Round Mountain and Manhattan Gold
Districts, Nye County, Nevada: Economic Geology, v.81, p. 388-407.

Tenneco Minerals Company, 1986, unpublished company report, Geology of the Manhattan
Gold Deposit, Nye County, Nevada.

24.0 DATE AND SIGNED BY

March 6, 2003 by:

CERTIFICATE OF AUTHOR

I, James W. Ashton with residence at 15515 Minnetonka Circle, Reno, Nevada, 89521, phones: office (775) 856-3339, cell (775) 771-5377, home (775) 852-5678, e-mail home tim@wingfield.reno.nv.us
  jwashton@aol.com do hereby certify that:

1) I am an independent consulting mining engineer with a residence and business address of as shown above.

2) I have received the following degrees in mining engineering:

B.S. (1984), University of Nevada, Reno, Mackey School of Mines.

3) I have been practicing as a professional mine engineer for 18 years of continuous employment since my B.S. graduation. I have worked in mineral production and development the entire duration of my professional career and, as a resident of Nevada, the last 9 years, have been focused on gold and silver production as well as development and evaluation of gold properties. I am currently working for Western States Minerals
Corporation. In the past I have worked for Kinross Inc., Phelps Dodge Corp., Meridian Gold
Corp., and Echo Bay Mines. I have completed numerous gold evaluations from early stage exploration to pre-development of resources and have worked as an underground mine geologist.

4) I have read the definition of "qualified person" set out in National
Instrument 43-101(NI 43-101) and certify that by reason of my education, affiliation as a member of the Society of Mining, Metallurgy, and Exploration (as defined in NI 43-101) and past relevant work experience, I do fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5) I am the author and licensed professional mining engineer (#9162, Nevada) and am responsible for the preparation of all sections of the Technical Report for the purpose of
NI 43-101 titled Review and Evaluation of the Gold Wedge Property, Nye County,
Nevada dated, and March 5, 2003. My last visit on the Gold Wedge Property was on
February 19, 2002. I have worked on this project in the past for Royal Standard Minerals and similar projects in Nevada for Western States Minerals Corporation.

6) I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

7) I am independent of the Company applying all of the tests set out in Section 1.5 of
National Instrument 43-101.

8) I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated this 6th Day of March, 2003

25.0 PLATES

Plate #1 Aerial photo of the project and surroundings